Exhibit 99.1

JA Solar Announces Third Quarter 2014 Results

SHANGHAI, November 18, 2014 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•                 Total shipments were 785.4 megawatts (“MW”), increases of +57.0% y/y and +15.2% sequentially

•                 Shipments of modules and module tolling were 693.5 MW, increases of +127.4% y/y and +55.6% sequentially

•                 Shipments of cells and cell tolling were 91.9 MW, decreases of 52.9% y/y and 61.1% sequentially

•                 Net revenue was RMB 3.0 billion ($492.2 million), an increase of +71.8% y/y and +24.7% sequentially

•                 Gross margin was 15.0%, an increase of 370 basis points y/y but a decrease of 20 basis points sequentially

•                 Operating profit was RMB 189.6 million ($30.9 million), compared to an operating loss of RMB 31.6 million ($5.2 million) in the third quarter of 2013, and an operating profit of RMB 89.7 million ($14.6million) in the second quarter of 2014

•                 Net income was RMB 155.4 million ($25.3 million), compared to a net loss of RMB 227.0 million ($37.0 million) in the third quarter of 2013, and a net income of RMB 40.1 million ($6.5 million) in the second quarter of 2014

•                 Earnings per diluted ADS were RMB 2.55 ($0.42), compared to a loss per diluted ADS of RMB 6.77 ($1.10) in the third quarter of 2013, and an earnings per diluted ADS of RMB 0.59 ($0.10) in the second quarter of 2014

•                 Cash and cash equivalents were RMB 1.7 billion ($279.5 million), a decrease of RMB 312.8 million ($51.0 million) during the quarter

•                 Operating cash flow was negative RMB 184.1million ($30.0 million), compared to negative RMB 84.0 million ($13.7 million) in the second quarter of 2014

•                 Non-GAAP earnings1 per diluted ADS were RMB 1.30 ($0.21), compared to Non-GAAP loss per diluted ADS of RMB 2.24 ($0.36) in the third quarter of 2013, and Non-GAAP earnings per diluted ADS of RMB 0.87 ($0.14) in the second quarter of 2014

1  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude (1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, and (2) fair value of such warrants exceeding net proceeds from the Offering.

Mr. Baofang Jin, chairman and CEO of JA Solar, commented, “JA Solar delivered strong results in the third quarter, as our strategic shift from cells to modules started to come to fruition.  While we remain a leader in cell technology and cell manufacturing, higher margin module sales has become one of the key results drivers at JA.  Module sales more than doubled year over year and were up 52% sequentially, mainly due to robust growth in sales to Japan and China.  In fact, our capacity is fully booked for the fourth quarter, resulting in some of the best visibility we have had in some time.”

Mr. Jin continued, “We are confident in our guidance for the whole year, as well as our ability to sustain our current margin structure into Q4.  We remain committed to tight expense control, and are optimistic about our growing penetration of the downstream project business.”

Third Quarter 2014 Financial Results

All shipment and financial figures refer to the quarter ended September 30, 2014, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended September 30, 2013.  All “sequential” comparisons are against the quarter ended June 30, 2014.

Total shipments were 785.4 MW, above the high end of the previously announced guidance of 730 to 760 MW. Shipments grew 15.2% sequentially and 57.0% year over year. In addition, the Company shipped 27.1 MW of modules to its downstream projects.

Shipment breakdown by product (MW)

	2013Q3	2014Q2	2014Q3	QoQ%	YoY%
Modules and module tolling	305.0	445.8	693.5	55.6%	127.4%
Cells and cell tolling	195.2	236.0	91.9	-61.1%	-52.9%
Total	500.2	681.8	785.4	15.2%	57.0%

Shipment breakdown by region (percentage)

	2013Q3	2014Q2	2014Q3	QoQ(pp)		YoY(pp)
China	38.7%	26.0%	34.8%	8.8	pp	-3.9	pp
APAC ex-China	39.3%	47.1%	46.4%	-0.7	pp	7.1	pp
Europe	9.3%	13.9%	9.2%	-4.7	pp	-0.1	pp
Americas	10.7%	11.2%	4.7%	-6.5	pp	-6.0	pp
Others	2.0%	1.8%	4.9%	3.1	pp	2.9	pp

Net revenue was RMB 3.0 billion ($492.2 million), an increase of 71.8% y/y and 24.7% sequentially.  Growth was driven by the ongoing shift in sales to modules, which were 88.3% of shipments, as well as penetration of our key geographies, most notably China and Japan.

Gross profit of RMB 454.2 million ($74.0 million) increased 128.5% y/y and 23.5% sequentially.  Gross margin was 15.0%, which compares to 11.3% in the year-ago quarter, and 15.2% in the second quarter of 2014. The gross margin increase y/y was due to better fixed cost absorption against higher shipment volumes.  Gross margin was essentially flat sequentially, due to lower wafer pricing and better product mix, which offset a slight decline in ASP.

Total operating expenses of RMB 264.6 million ($43.1 million) were 8.8% of revenue.  This compares to operating expenses of 13.1% of revenue in the year-ago quarter, and 11.5% of revenue in the second quarter of 2014. The sequential decrease in operating expense was primarily due to tight control of expenses.

Operating profit was RMB 189.6 million ($30.9 million), compared to an operating loss of RMB 31.6 million ($5.2 million) in the year-ago quarter, and operating profit of RMB 89.7 million ($14.6 million) in the second quarter of 2014. The sequential increase in operating profit was primarily due to tight expense controls and the increased revenue.

Interest expense was RMB 56.7 million ($9.2 million), compared to RMB 56.9 million ($9.3 million) in the year-ago quarter, and RMB 54.8 million ($8.9 million) in the second quarter of 2014.

The change in fair value of warrant derivatives was positive RMB 75.3 million ($12.3 million), compared with negative RMB 16.4 million ($2.7 million) in the second quarter of 2014, and negative RMB 138.3 million ($22.5 million) in the year-ago quarter. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering.  The positive change in fair value, which was a non-cash gain, was mainly due to the decrease in the Company’s stock price during the quarter.

Earnings per diluted ADS were RMB 2.55 ($0.42), compared to a loss per diluted ADS of RMB 6.77 ($1.10) in the year-ago quarter, and earnings per diluted ADS of RMB 0.59 ($0.10) in the second quarter of 2014.

Operating cash flow was negative RMB 184.1 million ($30.0 million).  Cash usage principally reflected an increase in accounts receivable, as the Company shipped substantially higher volumes sequentially to meet ramping demand.

Liquidity

As of Sep 30, 2014, the Company had cash and cash equivalents of RMB 1.7 billion ($279.5 million), and total working capital of RMB 2.0 billion ($325.5 million).  Total short-term borrowings were RMB 2.1 billion ($340.0 million). Total long-term borrowings were RMB 1.9 billion ($306.0 million), of which RMB 172.0 million ($28.0 million) were due in one year.

Share Buyback

The board of directors of the Company approved a share repurchase program that authorizes the Company’s management to repurchase up to US$90 million worth of its issued and outstanding American Depositary Shares prior to Nov 17, 2015.

The program permits the Company to purchase ADSs from time to time on the open market at prevailing market prices, in accordance with applicable securities laws and subject to restrictions relating to volume, price and timing.

Business Outlook

For the fourth quarter of 2014, the Company expects total cell and module shipments to be in the range of 850 MW to 900 MW. This results in full year 2014 shipments expected to be in the range of 3.1 GW to 3.2 GW.  The Company now expects to ship 160 MW of modules to its downstream projects, compared with the previously guided 200 MW.

Investor Conference Call / Webcast Details

JA Solar will hold a conference call on Tuesday, November 18, 2014, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s third quarter 2014 results.

Dial-in details for the live conference call are as follows:

International: +61-2-8373-3610

U.S.: +1-845-507-1610

Hong Kong:  +852-3051-2792

Passcode: JA Solar

A live webcast of the conference call will be available on the Company’s website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call.

The dial-in details for the replay are as follows:

International:  + 61-2-8199-0299

United States:  +1-855-452-5696

Passcode:  31253472

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2014, which was RMB 6.1380 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2014, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company expects to ship 3.1 GW to 3.2 GW of solar power products in 2014. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (U.S.): +1 (310) 954-1123

Phone (China): +86 (10) 6583 7500

Email: gary.dvorchak@icrinc.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Sep. 30, 2013	Jun. 30, 2014	Sep. 30, 2014	Sep. 30, 2014
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	1,758,444	2,422,402	3,021,304	492,229
Cost of sales	(1,559,720)	(2,054,505)	(2,567,126)	(418,235)
Gross profit	198,724	367,897	454,178	73,994
Selling, general and administrative expenses	(212,639)	(244,577)	(225,456)	(36,731)
Research and development expenses	(17,715)	(33,640)	(39,170)	(6,382)
Total operating expenses	(230,354)	(278,217)	(264,626)	(43,113)
(Loss)/income from operations	(31,630)	89,680	189,552	30,881
Interest expense	(56,875)	(54,750)	(56,652)	(9,230)
Change in fair value of warrant derivatives	(138,333)	(16,427)	75,332	12,273
Other income/(loss), net	8,174	31,729	(34,068)	(5,550)
(Loss)/income before income taxes	(218,664)	50,232	174,164	28,374
Income tax (expenses)/benefit	(8,366)	(10,132)	(18,749)	(3,055)
Net (loss)/income	(227,030)	40,100	155,415	25,319
Fair value of warrants in excess of net proceeds of equity offering	(44,396)	0	0	0
Less: income attributable to noncontrolling interest	1,534	5,284	2,175	354
Net (loss)/income attributable to JA Solar Holdings	(272,960)	34,816	153,240	24,965

Net (loss)/income per share attributable to ordinary shareholders::
Basic (Note)	(1.35)	0.12	0.51	0.08
Diluted	(1.35)	0.12	0.51	0.08

Weighted average number of shares outstanding:
Basic	201,665,457	242,253,578	248,618,157	248,618,157
Diluted	201,665,457	242,660,788	248,984,677	248,984,677

Comprehensive (loss)/income
Net (loss)/income	(227,030)	40,100	155,415	25,319
Foreign currency translation adjustments, net of tax	(2,447)	2,290	5,045	822
Other comprehensive income/(loss)	(2,447)	2,290	5,045	822
Comprehensive (loss)/income	(229,477)	42,390	160,460	26,141
Fair value of warrants in excess of net proceeds of equity offering	(44,396)	0	0	0
Income attributable to noncontrolling interest	1,534	5,284	2,175	354
Comprehensive (loss)/income attributable to JA Solar Holdings	(275,407)	37,106	158,285	25,787

NON-GAAP RECONCILIATION

GAAP net (loss)/income attributable to JA Solar Holdings	(272,960)	34,816	153,240	24,965
Change in fair value of warrant derivatives	138,333	16,427	(75,332)	(12,273)
Fair value of warrants in excess of net proceeds of equity offering	44,396	0	0	0
Non-GAAP net (loss)/income attributable to JA Solar Holdings	(90,231)	51,243	77,908	12,692

Non-GAAP net (loss)/income per share attributable to ordinary shareholders:
Basic	(0.45)	0.17	0.26	0.04
Diluted	(0.45)	0.17	0.26	0.04

Non-GAAP weighted average number of shares outstanding:
Basic	201,665,457	242,253,578	248,618,157	248,618,157
Diluted	201,665,457	242,660,788	248,984,677	248,984,677

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 27.3 million (US$4.4 million) from the numerator of basic EPS in the third quarter 2014.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For nine months ended
	Sep. 30, 2013	Sep. 30, 2014	Sep. 30, 2014
	RMB’000	RMB’000	USD’000

Net revenues	5,019,744	7,719,216	1,257,611
Cost of sales	(4,592,412)	(6,516,583)	(1,061,679)
Gross profit	427,332	1,202,633	195,932
Selling, general and administrative expenses	(519,740)	(661,597)	(107,787)
Research and development expenses	(57,719)	(100,939)	(16,445)
Total operating expenses	(577,459)	(762,536)	(124,232)
(Loss)/income from operations	(150,127)	440,097	71,700
Interest expense	(234,924)	(168,169)	(27,398)
Change in fair value of warrant derivatives	(138,333)	25,351	4,130
Other (loss)/income, net	(17,647)	26,785	4,364
(Loss)/income before income taxes	(541,031)	324,064	52,796
Income tax (expenses)/benefit	(24,971)	(43,537)	(7,093)
Net (loss)/income	(566,002)	280,527	45,703
Fair value of warrants in excess of net proceeds of equity offering	(44,396)	0	0
Less: income attributable to noncontrolling interest	5,663	9,836	1,603
Net (loss)/income attributable to JA Solar Holdings	(616,061)	270,691	44,100

Net (loss)/income per share attributable to ordinary shareholders:
Basic	(3.14)	0.92	0.15
Diluted	(3.14)	0.86	0.14

Weighted average number of shares outstanding:
Basic	196,228,298	240,005,377	240,005,377
Diluted	196,228,298	240,682,850	240,682,850

Comprehensive loss
Net (loss)/income	(566,002)	280,527	45,703
Foreign currency translation adjustments, net of tax	7,658	1,478	241
Other comprehensive (loss)/income	7,658	1,478	241
Comprehensive (loss)/income	(558,344)	282,005	45,944
Fair value of warrants in excess of net proceeds of equity offering	(44,396)	0	0
Income attributable to noncontrolling interest	5,663	9,836	1,603
Comprehensive (loss)/income attributable to JA Solar Holdings	(608,403)	272,169	44,341

NON-GAAP RECONCILIATION

GAAP net (loss)/income attributable to JA Solar Holdings	(616,061)	270,691	44,100
Change in fair value of warrant derivatives	138,333	(25,351)	(4,130)
Fair value of warrants in excess of net proceeds of equity offering	44,396	0	0
Non-GAAP net (loss)/income attributable to JA Solar Holdings	(433,332)	245,340	39,970

Non-GAAP net loss per share attributable to ordinary shareholders:
Basic	(2.21)	0.83	0.13
Diluted	(2.21)	0.78	0.13

Non-GAAP weighted average number of shares outstanding:
Basic	196,228,298	240,005,377	240,005,377
Diluted	196,228,298	240,682,850	240,682,850

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Sep. 30,
	2013	2014	2014
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,119,740	1,715,351	279,464
Restricted cash	588,413	972,330	158,412
Accounts receivable	1,044,111	2,252,692	367,007
Inventories	1,347,094	2,098,860	341,945
Advances to suppliers	401,472	378,742	61,704
Project asset	—	485,117	79,035
Other current assets	851,203	767,589	125,056
Total current assets	6,352,033	8,670,681	1,412,623
Property and equipment, net	4,158,108	4,311,419	702,414
Project asset	47,746	—	—
Advances to suppliers	753,913	643,803	104,888
Long-term investment	48,802	3,000	489
Other long term assets	521,092	560,669	91,344
Total assets	11,881,694	14,189,572	2,311,758
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	1,042,432	2,086,935	340,002
Accounts payable	1,882,631	3,174,333	517,161
Advances from customers	202,723	197,571	32,188
Current portion of long term borrowings	936,163	172,000	28,022
Derivative liabilities-warrants	31,106	155,295	25,301
Accrued and other liabilities	945,829	886,503	144,429
Total current liabilities	5,040,884	6,672,637	1,087,103
Long-term borrowings	1,554,000	1,706,400	278,006
Derivative liabilities-warrants	154,259	—	—
Other long term liabilities	428,472	515,469	83,980
Total liabilities	7,177,615	8,894,506	1,449,089
Total JA Solar Holdings shareholders’ equity	4,620,262	5,201,412	847,411
Noncontrolling interest	83,817	93,654	15,258
Total shareholders’ equity	4,704,079	5,295,066	862,669
Total liabilities and shareholders’ equity	11,881,694	14,189,572	2,311,758